Form 10-K, Exhibit 13
period 1996-12-31
DENDRITE INTERNATIONAL INC
filed 1997-03-31
CIK 880321

                                                                      EXHIBIT 13

DENDRITE
DENDRITE INTERNATIONAL, INC. 1996 ANNUAL REPORT




                            [ARTWORK APPEARS HERE]

                            [PICTURE APPEARS HERE]

Dendrite

Dendrite International, Inc. provides comprehensive, enterprise-wide customer management systems and supporting services which are used to manage, coordinate and control the activities of large sales organizations in complex selling environments. Each product series offers a suite of optional extended modules which allow our customers to acquire a system tailored to their specific requirements. Most customers pay a one-time software license fee and simultaneously buy a three-to-five year support agreement. As our customers add software modules, they typically also buy incremental supporting services. Given our historically high customer retention rate, we enjoy not only recurring revenues, but also tend to experience a compounding effect as our customer relationships expand. Headquartered in Morristown, New Jersey, Dendrite employs over 600 people in 12 offices around the world. In 1996, 52% of sales were outside the United States. The Company is organized into two divisions reflecting our specialized industry expertise.

Financial Highlights
(In thousands, except per share data)

Year Ended December 31,                               1994     1995      1996
------------------------------------------------------------------------------
Revenues..........................................  $39,426  $54,122   $66,246
Operating income (loss)...........................    4,229    7,170    (2,044)
Net income (loss).................................    2,327    4,694    (1,912)
Pro forma net income excluding non-recurring items    2,327    4,694     1,063

Net income (loss) per share.......................  $  0.24  $   .45   $  (.17)
Pro forma net income per share excluding
 non-recurring items..............................  $  0.24  $   .45   $   .09
Shares used in computing net income (loss) per
 share............................................    9,530   10,381    11,056

As of December 31,                                     1994     1995      1996
------------------------------------------------------------------------------
Working capital...................................  $ 5,008  $28,655    30,432
Total assets......................................   20,480   45,267    49,215
Stockholders' equity..............................    1,695   32,310    35,176

                            [PICTURE APPEARS HERE]

Healthcare Division

Since our founding in 1986, we have primarily focused on the healthcare sector, and today we are the largest provider of customer management systems to the global pharmaceutical industry. Our target markets are the top 50 pharmaceutical companies in the Americas, Europe, Australia and Japan. We believe our Healthcare Division's leading market share can be attributed to several factors that differentiate us from other vendors of sales force automation software. While many vendors describe their products using the popular technology buzzwords, at Dendrite we use our in-depth understanding of the ever-changing global pharmaceuticals industry to develop comprehensive solutions to important business problems. Many of our key personnel have previously held senior management positions in major healthcare companies. Unlike some of our largest competitors whose primary business is selling data, we are data independent and are experts in integrating multiple data sources. We invest heavily in research and development to continuously improve functionality, we partner and collaborate with other talented companies to develop leading-edge capabilities, and we provide unparalleled ongoing support and services to help our customers realize the maximum return on their technology investment.

Consumer Business Division

In keeping with our objective of migrating the Dendrite business model to other industries with similar characteristics, in 1996, we formed a Consumer Business Division to serve the over-the-counter drug and cosmetics (OTC) and consumer packaged goods (CPG) industries worldwide. As a result of working with the non-pharmaceutical divisions of our healthcare customers, we realized that CPG companies and OTC drug makers also must contend with extremely complex selling environments. To launch our full-scale move into this new vertical market, in May 1996, we acquired SRCI S.A., France's largest provider of sales force management systems for the OTC and CPG markets. Our strategy in this market is to create high value-added solutions based on an in-depth understanding of merchandising and other critical elements of the business and to provide tools that can be used by sales representatives to interact with all levels of the retail chains from the individual stores all the way to the national level. Also, we have the infrastructure in place to offer outstanding training and ongoing support, which plays an important role in our strategy for developing this vast market.

                            [PICTURE APPEARS HERE]

Enterprise-wide Customer
Management Solutions

Contract Management
Call Reporting and Sampling
Customer Management
Time Management
Dynamic Information on Exchange
Decision Support Tools
Team Selling
Sales and Activity Analysis
Sales Order Management

Implementation Services

Training
Project Management
Data Modeling
Customization
Database Design
Sales Staff/Home Office
E-Mail Integration
Hardware Preparation

Support Services

Project Management
Database Integration and
Cleansing
Hardware Support
Territory Realignment
Sales Force Support Services
Information Assets Management

                                Year In Review

                             [GRAPH APPEARS HERE]

In 1996, we trained more users than any other year in our history...

Despite a disappointing fourth quarter, 1996 was a successful year in many respects. We reported an increase in sales of 22% to $66.2 million. The $1.9 million net loss we reported for the year includes several non-recurring items in the fourth quarter as well as a one-time charge related to the acquisition of SRCI in the second quarter. Excluding these charges, our net profit for the year would have been $1.1 million, or $0.09 per share, for the year.

After achieving record results through the first nine months, we experienced several unanticipated events in the fourth quarter including the delay of new license purchases by an existing customer, the delay of another client's upgrade decision, and the postponement of certain implementations in seven different countries for a customer. We are pleased to report that, at this writing, six delayed implementation and support contracts have been secured and, while the upgrade and expansion programs are still pending, we have announced 14 other new contracts or letters of intent totaling more than $20 million over the next three years. The past several months have been among the strongest in our history in terms of new business and we believe we are back on track once again. We have also taken steps to avoid this sort of problem in the future by altering the terms of our contracts with customers and by making changes in our European organization.

The successful aspects of 1996 included rolling out more users than any other year in the past, completing a worldwide implementation for one customer, and installing systems in the United Kingdom, France, Italy, Brazil and Belgium for several others. In addition, we made significant progress toward our strategic goals. Last year, we outlined several areas of focus and we'd like to present the following highlights of our progress:

Migrating Our Business Model to New Markets

In May, we moved into a new vertical market with the acquisition of SRCI S.A., the largest provider of sales force management systems in France for the over-the-counter drug and cosmetics (OTC) and consumer packaged goods (CPG) industries. Based on the knowledge acquired through the implementation of over 100 sales force automation projects since 1988, SRCI has developed a standard product called NOMAD's. It was introduced to the French market in the third quarter of 1996 and it has been very well received, attracting a number of large well-known companies to our client list.

 ...and simultaneously boosted R&D spending in order to maintain our global leadership.

                             [CHART APPEARS HERE]

            Research and Development Expenditures ($ in thousands)

We are using the SRCI acquisition as a springboard for expanding into the OTC and CPG markets worldwide. Toward that end, we have established a new Consumer Business Division, headed by Howard Hirsch, an experienced consumer products executive. Mr. Hirsch's team is focusing initially on the U.S. and U.K. and, during the third quarter, the system developed by SRCI was translated into English and adapted for local market characteristics. This system, marketed under the name ForceOne(TM), is also getting an excellent reception from potential U.S. and U.K. customers. We consider our service and support capabilities a key competitive advantage in this market, but the proportion of service revenues to total revenues is unlikely to reach as high a ratio as in the pharmaceuticals area because of the inherent differences in the two business sectors.

Expanding Existing Relationships

New business success was particularly strong in Europe during 1996. We added representatives in new geographic areas for three of our existing clients. In addition, two customers expanded the number of representatives using our system in Australia and New Zealand and a U.S. pharmaceutical giant announced the addition of a new sales force that would bring the number of Dendrite users to more than 3,000 at that company alone. This is the largest single sales force serviced by Dendrite.

Product Enhancements

Series 6 version 2.0 was released in September, right on schedule. This new version of our core product includes enhancements to each component system. In particular, improvements to the Account Manager system enhance the customer's ability to deal with the evolving managed care environment.

With the introduction of Series 6.2, we also added new automated database synchronization and network connectivity capabilities, which solves an important problem for field users by enabling them to tap into the same facilities that are available to the rest of the corporation and to harness the power of the Internet/intranet. These tools also provide automated on-line synchronization within a single communications session, eliminating the need for field users to enter and exit applications sequentially.

Strategic Relationships

To augment our own research and development efforts, we have entered into several business relationships with companies that are leaders in their respective fields. These collaborative efforts have resulted in major enhancements to our total product offering and opportunities to penetrate new segments of the market.

                            [PICTURE APPEARS HERE]

We begin a new year with a feature-rich portfolio of software products and...

In 1996, we entered into an agreement with ProScape Technologies, Inc., a leading provider of sales force effectiveness software, to integrate their sales presentation and computer-based detailing tools with our Series 6 applications. ProScape's software, called SalesPRO, is a powerful set of multimedia presentation tools for individual and group audiences that can be easily customized and tailored to physicians' particular interests, even while a sales call is in progress. This represents a significant advantage over "canned" multimedia presentations. By integrating SalesPRO with Series 6, we allow sales representatives to plan and measure their total selling effort, to use data from prior presentations to more accurately direct future content, and to measure and redirect selling time to reflect the interests of each doctor as recorded by the use of the multimedia tools previously.

We are working with Presidio Systems, Inc., to provide comprehensive solutions and services for automating clinical trial reporting. Presidio provides an integrated suite of software products that significantly improves automation of clinical trial design, data acquisition, cleansing and review. Dendrite, in turn, enables a complete solution by offering hardware and software configuration, training of trialists, user help desk support and data center management services. Together, we recently began our first implementation of an integrated solution for a large multinational pharmaceutical company for a group of clinical researchers, doctors and other users in both Europe and the United States.

In the fourth quarter, we announced the introduction of a palmtop Wireless Hospital Rep system, which we jointly developed with PenVision Information Systems, Inc., a technological leader in creating applications for palm-based systems for mobile workers. The hospital rep product runs on the Microsoft Windows CE operating system, a new platform for hand-held PCs. It is the first customer management system to be developed for the Windows CE platform. Hospital reps operate in especially complex selling environments that require interaction on a daily basis with many different decision-makers and decision-influencers, with a limited opportunity to plan and prepare in advance. These conditions require capabilities that transcend the typical laptop system which communicates with the host computer over standard phone lines. Using a wireless modem, the small, lightweight unit provides continuous remote access to the entire Dendrite information system and can download appropriate amounts of data from the host computer and store it on the palmtop device. The system also enables customer signature capture for sample distribution and receipt recording.

Early in 1997, we reached a teaming agreement with Epsilon, a subsidiary of American Express Corporation and a leading provider of database marketing services, to integrate Series 6 with Epsilon's high performance data warehousing, information asset management and campaign management capabilities. Some of the benefits our customers will realize include: better database integrity; more rapid update cycle and quicker access to vital information; powerful, yet easy-to-use analytical tools; and the ability to design, measure and refine highly-targeted direct marketing programs.

More Flexibility

In response to customer feedback, we are offering tools that provide more flexibility to instantly adapt systems to changes in the marketplace while maintaining all the benefits of a customized system with access to full support services. Using our new data management and system editor tools, the customer's home office can, if it chooses, match, merge, or validate data themselves and can use the system editor to make modifications to reflect changes such as product, sample size, and price without involving Dendrite.

When designing Series 6 version 2.0, our team paid particular attention to ease of integration so that many of the new features can be made available to current Window-based customers without necessitating a full upgrade. Marketed as "Add-Ins", some of the functionality that we are making available separately include the Wireless Hospital Rep system, and the Exception Panel, a tool to help representatives focus on areas that require immediate attention.

 ...several alliances that enhance our total solution and create new opportunities.

                            [PICTURE APPEARS HERE]

Our palmtop-based Hospital Rep system is at the forefront of a much broader move toward increased functionality coupled with better portability.

                                Moving Forward

Opportunities

Our achievements in 1996 leave us well-positioned for the balance of the decade. We have a feature-rich portfolio of software products using the latest technology, and we have formed important strategic alliances that augment and enhance our own capabilities. Here's how we see our mission from here:

CPG Market Development--We believe our entrance into this market is timely. Thus far, no software vendor has developed a strong global presence in this market, and we have the opportunity to occupy that position. While the individual field forces are smaller than in the pharmaceutical industry, the large number of consumer packaged goods companies makes this a very attractive market. As many of these companies are global organizations, we are well-positioned to provide multinational implementation and ongoing support by building on our existing infrastructure of offices and people around the world.

New Pharmaceutical Customers--About 40% of our potential target market remains unautomated or is served by internally-developed customer management systems. We believe that the accelerating pace of change, growing complexity, and highly competitive nature of the global pharmaceuticals market will eventually force many of these companies to seek new solutions of the type that Dendrite products provide.

Geographic Expansion--Our penetration of most of our current customers accounts remains relatively modest, both in terms of modules implemented and the number of countries served. We are excited about the prospects for certain developing markets such as those in Latin America.

Upgrade Potential--Many of our customers are using DOS-based Dendrite systems and are candidates for upgrading to our Series 6 Windows-based system. The significant enhancements we've recently made to Series 6 are intended to spur upgrade decisions, particularly in the United States where dealing in a managed care environment is a growing challenge. However, we note that customer upgrade decisions seem to be taking more time to complete now than in prior years.

More Modules and Add-Ins--Some of our customers who have recently cleared the initial hurdles of installation and training may purchase additional modules. With the availability of multiple Add-Ins, we also anticipate interest from customers with earlier versions of our Windows-based systems who are attracted by the opportunity to add one function at a time.

Leveraging Our Infrastructure Investment--With twelve offices around the globe, we have the infrastructure in place to serve customers in most major countries. We believe that this will be a significant competitive advantage as we pursue the global CPG market. Also, by pursuing strategic alliances, we have the opportunity to extend our service and support capabilities into areas of our existing markets where we would not otherwise have a presence.

Challenges

In order to realize our maximum potential for growth and profitability, we recognize that there are a host of challenges that we must meet. Some of them are typical of any rapidly growing organization and others are specific to our type of business. Some of the main areas of focus for the coming years include:

Research and Development--We believe that the Dendrite Hospital Rep system is at the forefront of a much broader move toward increased functionality coupled with better portability that will characterize our business for years to come. We must continue to anticipate the future needs of our customers and devote the appropriate research and development resources to technology and process improvements ahead of demand in order to maintain our leadership position.

Recruiting--In order to achieve the same degree of success in the CPG market that we have enjoyed in pharmaceuticals, we must recruit people who have an in-depth understanding of the business issues in that marketplace. Without this capability, we become just another software vendor instead of an organization that is geared toward solving major business problems related to the sales and marketing function in the CPG industry.

Sales and Marketing--We are witnessing much greater awareness of the potential benefits of sales force automation in the world at large with a commensurate increase in the number of software vendors in the market. It is becoming more difficult for customers to sort out the various vendors claims, and it will continue to be our challenge to differentiate ourselves from the pack. At the very least, the proliferation of competitors will continue to support the customers' use of consultants to help in the software decision, which is one of the reasons we find the sales cycle lengthening.

                            [PICTURE APPEARS HERE]

We are extending our expertise in handling complex selling environments to the vast consumer packaged goods market.

Through strategic partnering we have added exciting new multimedia presentation tools to our products.

                            [PICTURE APPEARS HERE]

Training--With some companies considering massive deployments in several countries at the same time, we must have the ability to train large numbers of users efficiently and cost-effectively in order to shorten the implementation cycle. We must also continue our development of new tools to augment the classroom training and minimize the amount of time that representatives are out of the field.

Customer Service--As we grow, our base of users represents an increasingly diverse group in terms of the systems they are using and the level of familiarity and sophistication they have achieved. We must take steps to ensure that we are supplying a uniformly high level of support and service to all users. To this end, we are continuing to refine and implement throughout the world the concept of service level agreements with each customer. This sets the mutually agreed standard for providing key service components and allows Dendrite to measure and report against an objective standard regularly.

Strategic Partnering--It is important to recognize that we can't hope to be equally good at everything and we must continue to seek business alliances with appropriate organizations for our mutual benefit in an increasingly complex market.

All of us at Dendrite look forward with great enthusiasm to the challenges we face and to the opportunities--the ones we've already created as well as the new ones we're working on now.

Selected Financial Data            Dendrite International, Inc. and Subsidiaries

                                                        Year Ended December 31,
--------------------------------------------------------------------------------
                                 1992      1993      1994     1995       1996
                               -------------------------------------------------
                                        (in thousands, except per share data)
Statement of Operations Data:
Revenues:
  License fees................  $ 8,234   $ 4,814  $ 6,917  $ 6,042    $ 8,774
  Services....................   15,066    22,578   32,509   48,080     57,472
                               -------------------------------------------------
                                 23,300    27,392   39,426   54,122     66,246
                               -------------------------------------------------
Cost of Revenues:
  Cost of license fees........      599     1,296    1,450      712        832
  Cost of services............    8,149     9,930   14,509   21,144     29,631
                               -------------------------------------------------
                                  8,748    11,226   15,959   21,856     30,463
                               -------------------------------------------------
    Gross margin..............   14,552    16,166   23,467   32,266     35,783
                               -------------------------------------------------
Operating Expenses:
  Selling, general and
   administrative.............   10,649    12,035   16,392   21,252     26,440
  Research and development....    1,556     2,560    2,846    3,844      8,747
  Write-off of in-process
   research and development...       --        --       --       --      2,640
                               -------------------------------------------------
                                 12,205    14,595   19,238   25,096     37,827
                               -------------------------------------------------

    Operating income (loss)...    2,347     1,571    4,229    7,170     (2,044)
Interest expense..............       15        37       74       15         12
Other expense (income)........      (78)       65      250     (526)      (788)
                               -------------------------------------------------
    Income (loss) before
     income taxes and
     extraordinary item.......    2,410     1,469    3,905    7,681     (1,268)
Income taxes..................    1,535       778    1,578    2,987        644
                               -------------------------------------------------
    Income (loss) before
     extraordinary item.......      875       691    2,327    4,694     (1,912)
Extraordinary Item-Tax
 benefit from utilization of
 net operating loss
 carryforward.                      286        --       --       --         --
                               -------------------------------------------------
Net income (loss).............  $ 1,161   $   691  $ 2,327  $ 4,694    $(1,912)
                               =================================================
Net income (loss)
 per share(1).................                     $   .24  $   .45    $  (.17)
                                                   =============================
Shares used in computing net
 income (loss)per share(1)....                       9,530   10,381     11,056
                                                   ============================

                                                  As of December 31,
--------------------------------------------------------------------------------
                                   1992        1993     1994      1995     1996
                               -------------------------------------------------
                                                   (in thousands)


Balance Sheet Data:
Working capital..................  $ 1,202   $ 2,861   $ 5,008  $28,655  $30,432
Total assets.....................   11,204    11,666    20,480   45,267   49,215
Capital lease obligations, less
 current portion.................       41        39        33       --       --
Redeemable Series A convertible
 preferred stock.................    6,914     6,945     6,976       --       --
Stockholders' equity (deficit)...   (1,506)     (711)    1,695   32,310   35,176

(1) Computed on the basis described in Note 1 of "Notes to Consolidated
    Financial Statements".

Management's Discussion and Analysis of Financial Condition and Results of Operations


Overview

    The Company succeeded in 1991 to a business co-founded in 1986 by the Company's current President and Chief Executive Officer to provide comprehensive Electronic Territory Management ("ETM") solutions to be used to manage, coordinate and control the activities of large sales forces in complex selling environments, primarily in the ethical pharmaceutical industry. Today, the Company's solutions combine advanced software products with a wide range of specialized support services including implementation services, technical and hardware support services and sales force support services. The Company develops, implements and services advanced ETM systems in the United States, Canada, Western Europe, Japan, Australia, New Zealand, Hong Kong, and Brazil through its own sales, support and technical personnel located in twelve offices worldwide.

    The Company generates revenues from two sources: fees from support services and license fees. Service revenues, which account for a substantial majority of the Company's revenues, consist of fees from a wide variety of contracted services which the Company makes available to its customers, generally under multi-year contracts. Implementation fees are generated from services provided to design and implement the ETM solution for the customer. Technical and hardware support fees are derived from services related to the operation of the customer's file server and from the provision of ongoing technical and customer service support including customization of the software following implementation. Sales force support fees are derived from organizing and managing support for the customer's sales force.

    License fees are charged by the Company for use of its proprietary computer software. Customers generally pay one-time perpetual license fees based upon the number of users, territory covered and the number of functions in the particular system licensed by the customer. The Company recognizes one-time license fees as revenue using the percentage of completion method over a period of time that commences on the date of delivery of the software to the licensee and ends on the date that initial customization, as defined in each contract, is complete. For license contracts that contain customer acceptance provisions, revenue is not recognized until such time as the acceptance provisions are satisfied. To date there have been no instances in which customer acceptance provisions have led to nonpayment of license fees. Additional license fees are payable when customers agree to license additional functions or enhancements, acquire an upgraded version of the Company's software and/or when the maximum number of users or initial geographic coverage is exceeded. The Company has, in the past, made available an alternative license fee arrangement known as a "capitation" agreement under which the customer licenses Dendrite software and upgrades for an increasing preset annual charge over a specified term (currently up to 10 years). The fee in these cases encompasses all users in all geographic regions, and covers all maintenance fees and upgrades. One customer has executed a capitation agreement to date. All license fees, domestic and export, are included under the heading "License Fees--United States" in Note 10 of "Notes to Consolidated Financial Statements".

    Currently, the Company's products are marketed in over 16 countries. The United States, the United Kingdom and France are the Company's main markets. Approximately 44%, 48% and 52% of the Company's total revenues were generated outside the United States during the years ended December 31, 1994, 1995, and 1996, respectively. Services provided by Dendrite's foreign branches and subsidiaries are billed in local currency. License fees for Dendrite products are billed in U.S. dollars regardless of where they originate. Foreign license fees are shown as United States export revenues in Note 10 of "Notes to Consolidated Financial Statements". The Company expects its foreign operations to grow and to continue to account for a material part of its revenues. Operating results generated in local currencies are translated into United States dollars at the average exchange rate in effect for the reporting period.

                                   Dendrite International, Inc. and Subsidiaries


    The Company markets its products and services to customer personnel in their management information services department and in either their sales management or sales administration department. However, senior management or even the board of directors of a customer may be involved due to the costs involved. The Company believes that its customers and potential customers may make detailed financial analyses of these costs and the expected benefits to them of licensing a Dendrite ETM system, although the results of such analyses generally are not disclosed to the Company.

    The Company's operating profits by geographic segments are shown in Note 10 of "Notes to Consolidated Financial Statements". The geographic operating profits are primarily affected by the utilization of technical and support personnel to support service revenues, start-up costs associated with opening new operations and the ability to increase service revenues faster than the growth in selling, general and administrative expenses. In addition, operating profits in the United States are affected by the fluctuation in total license fees since all license fees are included in United States operating profits.


Results of Operations

    The following table sets forth certain line items in the Company's consolidated statements of operations as a percentage of total revenues for the periods indicated:

                                                                                     Year Ended December 31,
                                                                                     -----------------------
                                                                                       1994    1995   1996
                                                                                     -----------------------
Revenues:
  License fees.................................................................        18%      11%    13%
  Services.....................................................................        82       89     87
                                                                                      ---------------------
                                                                                      100      100    100
                                                                                      ---------------------
Costs of Revenues:
  Cost of license fees.........................................................         4        1      1
  Cost of services.............................................................        37       39     45
                                                                                      ---------------------
                                                                                       41       40     46
                                                                                      ---------------------
    Gross margin...............................................................        59       60     54
                                                                                      ---------------------
Operating Expenses:
  Selling, general and administrative..........................................        41       40     40
  Write-off in-process research and development................................        --       --      4
  Research and development.....................................................         7        7     13
                                                                                      ---------------------
                                                                                       48       47     57
                                                                                      ---------------------
    Operating income (loss)....................................................        11       13     (3)
Other expense (income).........................................................         1       (1)    (1)
                                                                                      ---------------------
    Income (loss) before income taxes..........................................        10       14     (2)
Income taxes...................................................................         4        5      1
                                                                                      ---------------------
Net income (loss)..............................................................         6%       9%    (3)%
                                                                                      =====================

Years Ended December 31, 1995 and 1996

    Revenues. Total revenues increased $12,124,000 or 22% from $54,122,000 in 1995 to $66,246,000 in 1996 as a result of an increase in the installed base of Dendrite systems, both from new and existing customers, for Dendrite's pharmaceutical customers and the acquisition of SRCI S.A. in May 1996.

    License fee revenues increased from $6,042,000 in 1995 to $8,774,000 in 1996. This increase was primarily attributable to several large contracts completed during the year. Included in 1995 and 1996 revenues are license fees from a multi-year capitation agreement. Of 1995 and 1996 license fees, 74% and 80%, respectively, were derived from Series 5 and Series 6 products.

    Service revenues increased 20% from $48,080,000 in 1995 to $57,472,000 in 1996 as a result of an increase in the Company's installed base of Dendrite systems and implementation services provided to new and existing customers and, to a lesser extent, the increased marketing of services to SRCI S.A.'s customers into the consumer packaged goods market. Service revenues as a percentage of the Company's total revenues decreased from 89% in 1995 to 87% in 1996. This percentage decrease was primarily attributable to a deferral from 1996 to 1997 of a major customer implementation in seven countries and to higher license fees in 1996.

    Revenues from Pfizer Inc., Eli Lilly and Company and Rhone-Poulenc Rorer Inc. in the aggregate accounted for approximately 58% of the Company's revenues for the year ended December 31, 1996 and approximately 56% of the Company's revenues for the year ended December 31, 1995.

    Cost of Revenues. Cost of revenues increased 39% from $21,856,000 in 1995 to $30,463,000 in 1996 primarily due to an increase in the number of service representatives and technical staff and, to a lesser extent, an increase in associated support costs. This support cost increase was related to the increase in service revenues, incremental costs incurred related to the hiring of personnel for the seven customer delayed implementations and the higher costs associated with utilizing independent contractors.

    Cost of license fees increased slightly from $712,000 in 1995 to $832,000 in 1996. In 1996, the cost of license fees represents the amortization of capitalized costs of $739,000 and third party vendor license fees of $93,000. In 1995, cost of license fees include amortization of capitalized software costs of $410,000 and third party software vendor license fees of $302,000.

    Cost of services increased from $21,144,000 in 1995 to $29,631,000 in 1996. As a percentage of service revenues, cost of services increased from 44% of service revenues for the year ended December 31, 1995 to 52% of service revenues for the year ended December 31, 1996. This increase was attributable to hiring personnel for training, customer service and technical support for the seven customer delayed implementations discussed above, and to higher costs associated with retaining a significant number of independent contractors to complete client deliverables.

    Selling, General and Administrative (SG&A) Expenses. SG&A expenses increased 24% from $21,252,000 in 1995 to $26,440,000 in 1996. As a percentage of revenues, SG&A expenses remained constant at 40% for the year ended December 31, 1996 in comparison to the year ended December 31, 1995. The increase in 1996 was primarily attributable to costs associated with restructuring the Company's European service delivery organization and the amortization of goodwill associated with the SRCI acquisition.

    Acquisition of SRCI. On May 1, 1996, the Company acquired 100% of the capital stock of SRCI S.A., a French company for 16,350,000 French Francs, equivalent to U.S. $3,198,000 and transaction costs of $302,000. The acquisition has been accounted for using the purchase method of accounting, whereby the purchase price is allocated to the assets and liabilities of SRCI based on their fair market values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was assigned to identifiable intangibles. The Company assigned $2,640,000 to in-process research and development and such amount was written off in the accompanying statement of operations. The Company also recorded $860,000 as goodwill. SRCI's results of operations have been included in the Company's consolidated financial statements from the date of acquisition.

    Research and Development. Research and development expenses increased 128% from $3,844,000 in 1995 to $8,747,000 in 1996. As a percentage of revenues, research and development expenses increased from 7% for the year ended December 31, 1995 to 13% for the year ended December 31, 1996. The increase in research and development expenses in 1996 was attributable to creating country specific product for the German market, to provide new products for several joint ventures announced during the year and completion of the ForceOne product for Dendrite's consumer business division.

                                   Dendrite International, Inc. and Subsidiaries


    Other Income Expense. Other income/expense increased from $526,000 of income in 1995 to $788,000 of income in 1996. This change was primarily due to interest income earned on investments from proceeds of the initial public offering.

    Provision for Income Taxes. The effective tax expense of 51% for the year ended December 31, 1996 was primarily the result of the writeoff of in-process research and development resulting from the acquisition of SRCI S.A. in May 1996. The effective tax rate for the year ended December 31, 1995 was 39%.

Years Ended December 31, 1994 and 1995
    Revenues. Total revenues increased $14,696,000 or 37% from $39,426,000 in 1994 to $54,122,000 in 1995 as a result of an increase in the installed base of Dendrite systems, both from new customers and existing customers.

    License fee revenues decreased from $6,917,000 in 1994 to $6,042,000 in 1995. This decrease was primarily attributable to timing of contracts, delays in customer acceptance of the Company's software and customer budget changes. Included in 1994 and 1995 revenues are license fees from multi-year capitation agreements, which the Company began to make available to customers in 1994. Under this type of agreement, the customer licenses software and upgrades for an increasing preset annual charge. Also included in 1995 license fees are revenues of $362,000 that relate to third party software included in the Company's Windows(TM)-based Series 5 and Series 6 installed product. Of 1994 and 1995 license fees, 54% and 74%, respectively, were derived from Series 5 and Series 6 products.

    Service revenues increased 48% from $32,509,000 in 1994 to $48,080,000 in 1995 as a result of an increase in the Company's installed base of Dendrite systems and implementation services for new and existing customers. Service revenues as a percentage of the Company's total revenues increased from 82% in 1994 to 89% in 1995. This percentage increase was primarily attributable to increases in the Company's installed base and implementation services and lower license fee revenues in 1995.

    Revenues from Pfizer Inc., Eli Lilly and Company and Johnson & Johnson in the aggregate accounted for approximately 54% for the year ended December 31, 1994, and from Pfizer Inc., Eli Lilly and Company and Rhone-Poulenc Rorer Inc. in the aggregate accounted for approximately 56% of the Company's revenues for the year ended December 31, 1995.

    Cost of Revenues. Cost of revenues increased 37% from $15,959,000 in 1994 to $21,856,000 in 1995 primarily due to an increase in the number of service representatives and technical staff and, to a lesser extent, an increase in associated support costs. This increase was directly related to the increase in service revenues.

    Cost of license fees decreased from $1,450,000 in 1994 to $712,000 in 1995. This decrease was primarily a result of the acquired application software costs becoming fully amortized by the end of 1994 partially offset by costs incurred in 1995 for third party software vendor license fees. In 1995, cost of license fees include amortization of capitalized software costs of $410,000 and third party software vendor license fees of $302,000. In 1994, cost of license fees include the amortization of capitalized software of $473,000 and amortization of acquired application software costs of $977,000.

    Cost of services increased from $14,509,000 in 1994 to $21,144,000 in 1995. As a percentage of service revenues, cost of services decreased from 45% of service revenues for the year ended December 31, 1994 to 44% of service revenues for the year ended December 31, 1995 due to improved efficiency of certain support teams in the United States partially offset by increases in support costs in three startup/developing overseas offices.

    Selling, General and Administrative (SG&A) Expenses. SG&A expenses increased 30% from $16,392,000 in 1994 to $21,252,000 in 1995. The increase in 1995 was primarily attributable to increased staff and, to a lesser extent, an increase in facilities growth to support operations and sales. As a percentage of revenues, SG&A expenses decreased from 41% for the year ended December 31, 1994 to 40% for the year ended December 31, 1995. This decrease was primarily due to service revenues increasing faster than the growth in SG&A expense.

    Research and Development. Research and development expenses increased 35% from $2,846,000 in 1994 to $3,844,000 in 1995. As a percentage of revenues, research and development expenses remained constant at 7% for the year ended December 31, 1995, in comparison to the year ended December 31, 1994. The increase in research and development expenses in 1995 was attributable to increased staff and resources required to continue development of updates and upgrades for the Company's Series 6 software product and for the development of prototypes for the next series of products,

    Other Income Expense. Other income/expense changed from $250,000 of expense in 1994 to $526,000 of income in 1995. This change was primarily due to interest income earned on investments from proceeds of the initial public offering.

    Provision for Income Taxes. The effective tax rate was 39% for the year ended December 31, 1995 which was relatively constant as compared to the effective tax rate of 40% for the year ended December 31, 1994.

Variability of Quarterly Results
    Fluctuations in the Company's quarterly revenues depend on a number of factors, some of which are beyond the Company's control. These factors include, among others, the timing of contracts, delays in customer acceptance of the Company's software, the length of the sales cycle, customer budget changes and changes in the pricing policy by the Company or its competitors. The Company establishes its expenditure levels for product development and other operating expenses based in large part on its expected future revenues. As a result, should revenues fall below expectations, operating results are likely to be adversely and disproportionately affected because only a small portion of the Company's expenses vary with its revenues. In addition, the Company's quarterly revenues from software license fees and related income may vary due to seasonal and cyclical factors. The Company typically expects to realize a greater percentage of its license fees and service revenues in the second half of the year with a lower percentage in the first half. However, the interplay between this seasonal pattern and the long selling cycles for the Company's products means that actual results may vary from this expectation for a given year. In the future, to the extent the percentage of revenue from service revenues from existing customers of the Company continues to increase, seasonal and cyclical trends in the Company's revenues may be reduced.

Liquidity and Capital Resources
    The Company has historically financed its operations primarily through cash generated by operations. Net cash utilized by operating activities was $2,764,000 for the year ended December 31, 1996 compared to cash provided of $2,015,000 during the year ended December 31, 1995. The decrease in cash provided by operating activities in 1996 compared to 1995 is due primarily to the decrease in income and decreases in taxes payable and deferred revenues, the increase in prepaid taxes partially offset by increases in accounts payable and accrued expenses.

    The Company utilized $2,499,000 from cash investing activities in 1996 compared to the utilization of $13,338,000 in cash from investing activities in 1995. In 1996, cash utilized in investing activities included $2,965,000 for the purchase of SRCI S.A. In 1995, the cash utilized was primarily attributable to the purchases of short-term investments from the net proceeds the Company received upon the closing of its initial public offering.

    The Company maintains a $5,000,000 revolving line of credit agreement with The Chase Manhattan Bank, N.A. The agreement provides for borrowings up to $1,000,000 in local currencies directly by the Company or certain of its overseas subsidiaries and is available to finance working capital needs and possible future acquisitions. The $5,000,000 line of credit is secured by substantially all of the Company's assets. The $5,000,000 line of credit agreement requires the Company to maintain a minimum consolidated net worth, among other covenants, measured quarterly, which is equal to the Company's net worth as of December 31, 1994 plus 50% of net income earned after December 31, 1994 and plus the net proceeds of any stock offering. This covenant has the effect of limiting the amount of cash dividends the Company may pay. At December 31, 1996, 1995 and 1994, there were no borrowings outstanding under the agreement.

    At December 31, 1996, the Company's working capital was approximately $30,432,000. The Company has no significant capital spending or purchasing commitments other than normal purchase commitments and commitments under facility and capital leases. The Company believes that available funds, anticipated cash flows from operations and its line of credit will satisfy the Company's projected working capital and capital expenditure requirements, exclusive of cash required for possible acquisitions of businesses, products and technologies, through at least the next two years.

                                  Dendrite International, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share data)

                                                                December 31,
--------------------------------------------------------------------------------
                                                               1995      1996
                                                             -----------------
Assets
Current Assets:
  Cash and cash equivalents................................  $11,530   $10,912
  Short-term investments...................................   10,955     8,421
  Accounts receivable......................................   14,699    18,732
  Prepaid expenses and other...............................    1,292     1,569
  Prepaid taxes............................................       --     1,397
  Deferred tax asset.......................................    1,157     1,203
                                                             -----------------
      Total current assets.................................   39,633    42,234
Property and equipment, net................................    3,602     3,391
Deferred taxes.............................................       --       254
Goodwill, net..............................................       --       747
Capitalized software development costs, net................    2,032     2,589
                                                             -----------------
                                                             $45,267   $49,215
                                                             =================
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable.........................................  $ 1,002   $ 3,344
  Income taxes payable.....................................    2,528       584
  Accrued compensation and benefits........................    2,174     2,446
  Other accrued expenses...................................    2,102     3,329
  Deferred revenues........................................    3,172     2,099
                                                             -----------------
      Total current liabilities............................   10,978    11,802
                                                             -----------------
Deferred rent..............................................      464       726
                                                             -----------------
Deferred taxes.............................................    1,515     1,511
                                                             -----------------
Commitments and contingencies (Note 8)

Stockholders' Equity:
  Preferred stock, no par value, 10,000,000 shares
   authorized, none issued.................................       --        --
  Common stock, no par value, 50,000,000 shares
   authorized; 10,675,581 and
   11,163,631 shares issued and outstanding................   26,809    32,198
  Retained earnings........................................    6,570     4,658
  Deferred compensation....................................     (502)   (1,227)
  Unrealized gain on short-term investments................       14        --
  Cumulative translation adjustment........................     (581)     (453)
                                                             -----------------
      Total stockholders' equity...........................   32,310    35,176
                                                             -----------------
                                                             $45,267   $49,215
                                                             =================

The accompanying notes are an integral part of these statements.

                                   Dendrite International, Inc. and Subsidiaries

Consolidated Statements of Operations
(in thousands, except per share data)


                                                                                     Year Ended December 31,
--------------------------------------------------------------------------------------------------------------
                                                                                    1994      1995      1996
                                                                                   ---------------------------
Revenues:
  License fees...................................................................  $ 6,917  $ 6,042   $ 8,774
  Services.......................................................................   32,509   48,080    57,472
                                                                                   ---------------------------
                                                                                    39,426   54,122    66,246
                                                                                   ---------------------------
Costs of revenues:
  Cost of license fees...........................................................    1,450      712       832
  Cost of services...............................................................   14,509   21,144    29,631
                                                                                   ---------------------------
                                                                                    15,959   21,856    30,463
                                                                                   ---------------------------
    Gross margin.................................................................   23,467   32,266    35,783
                                                                                   ---------------------------
Operating expenses:
  Selling, general and administrative............................................   16,392   21,252    26,440
  Research and development.......................................................    2,846    3,844     8,747
  Write-off of in-process research and development...............................       --       --     2,640
                                                                                   ---------------------------
                                                                                    19,238   25,096    37,827
                                                                                   ---------------------------
    Operating income (loss)......................................................    4,229    7,170    (2,044)
Interest expense.................................................................       74       15        12
Other expense (income)...........................................................      250     (526)     (788)
                                                                                   ---------------------------
    Income (loss) before income taxes............................................    3,905    7,681    (1,268)
Income taxes.....................................................................    1,578    2,987       644
                                                                                   ---------------------------
Net income (loss)................................................................  $ 2,327  $ 4,694   $(1,912)
                                                                                   ===========================
Net income (loss) per share......................................................  $   .24  $   .45   $ (0.17)
                                                                                   ===========================
Shares used in computing net income (loss) per share.............................    9,530   10,381    11,056
                                                                                   ===========================

The accompanying notes are an integral part of these statements.

                                   Dendrite International, Inc. and Subsidiaries
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands)

                                                                      Stockholders' Equity (Deficit)
                                           -----------------------------------------------------------------------------------------
                              Redeemable                                                  Unrealized
                               Series A                                                    Holding                       Total
                             Convertible      Common Stock     Retained                    Gain on      Cumulative   Stockholders'
                              Preferred    -----------------   Earnings     Deferred      Short-Term   Translation       Equity
                                Stock       Shares    Amount   (Deficit)  Compensation   Investments    Adjustment     (Deficit)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993.....  $ 6,945     3,297   $    56    $  (404)       $   (49)         $ --         $(314)        $  (711)
  Issuance of common stock.....       --       147       376         --            (84)           --            --             292
  Amortization of deferred
   compensation................       --        --        --         --              9            --            --               9
  Currency translation
   adjustment..................       --        --        --         --             --            --          (191)           (191)
  Accretion of redemption
   premium on preferred
   stock.......................       31        --        --        (31)            --            --            --             (31)
  Net income...................       --        --        --      2,327             --            --            --           2,327
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994.....    6,976     3,444       432      1,892           (124)           --          (505)          1,695
  Issuance of common stock.....       --       151       747         --           (425)           --            --             322
  Amortization of deferred
   compensation................       --        --        --         --             47            --            --              47
  Purchase and retirement of
   common stock... ............       --       (26)     (132)        --             --            --            --            (132)
  Currency translation
   adjustment..................       --        --        --         --             --            --           (76)            (76)
  Unrealized gain on
   short-term investments......       --        --        --         --             --            14            --              14
  Accretion of redemption
   premium on preferred
   stock.......................       16        --        --        (16)            --            --            --             (16)
  Mandatory conversion of
   Redeemable Series A
   Convertible Preferred
   Stock into common stock.....   (6,992)    5,607     6,992         --             --            --            --           6,992
  Issuance of common stock
   from consummation of
   initial public offering, net
   of offering costs...........       --     1,500    18,770         --             --            --            --          18,770
  Net income...................       --        --        --      4,694             --            --            --           4,694
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995.....       --    10,676    26,809      6,570           (502)           14          (581)         32,310
  Issuance of common stock.....       --       188     1,094         --           (838)           --            --             256
  Amortization of deferred
   compensation................       --        --        --         --            113            --            --             113
  Currency translation
   adjustment..................       --        --        --         --             --            --           128             128
  Realization of gain on
   short-term investments......       --        --        --         --             --           (14)           --             (14)
  Issuance of common stock
   from consummation of
   initial public offering, net
   of offering costs...........       --       300     4,295         --             --            --            --           4,295
  Net loss.....................       --        --        --     (1,912)            --            --            --          (1,912)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996.....  $    --    11,164   $32,198    $ 4,658        $(1,227)         $ --         $(453)        $35,176
====================================================================================================================================

The accompanying notes are an integral part of these statements.

                                   Dendrite International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(in thousands)


                                                                                           Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------
                                                                                         1994      1995       1996
                                                                                       ------------------------------
Operating activities:
  Net income (loss)..................................................................  $ 2,327   $  4,694    $(1,912)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
    operating activities:
       Depreciation and amortization.................................................    2,300      1,525      2,037
       Deferred income taxes (benefit)...............................................      118       (277)      (304)
       Write-off of in-process research and development..............................       --         --      2,640
       Changes in assets and liabilities, net of effect from acquisition:
         Increase in accounts receivable.............................................   (3,242)    (4,885)    (3,193)
         (Increase) decrease in prepaid expenses and other...........................     (904)       607       (253)
         Increase in prepaid income taxes............................................       --         --     (1,397)
         Increase (decrease) in accounts payable and accrued expenses................    2,837     (1,219)     2,461
         Increase in deferred rent...................................................      124        340        262
         Increase (decrease) in income taxes payable.................................      638      1,445     (1,931)
         Increase (decrease) in deferred revenues....................................    2,154       (215)    (1,174)
                                                                                       ------------------------------
            Net cash provided by (used in) operating activities......................    6,352      2,015     (2,764)
                                                                                       ------------------------------
Investing activities:
  Purchases of short-term investments................................................       --    (15,148)    (8,271)
  Sales of short-term investments....................................................       --      4,193     10,805
  Purchase of SRCI, net of cash acquired.............................................       --         --     (2,965)
  Purchases of property and equipment................................................   (2,107)    (1,534)      (772)
  Additions to capitalized software development costs................................     (800)      (849)    (1,296)
                                                                                       ------------------------------
            Net cash used in investing activities....................................   (2,907)   (13,338)    (2,499)
                                                                                       ------------------------------
Financing activities:
  Principal payments on short-term borrowings........................................     (209)        --         --
  Payments on capital lease obligations..............................................      (23)       (80)        --
  Issuance of common stock from consummation of initial public offerings,
    net of offerings costs...........................................................       --     18,770      4,295
  Issuance of common stock...........................................................      292        322        256
                                                                                       ------------------------------
            Net cash provided by financing activities................................       60     19,012      4,551
                                                                                       ------------------------------
Effect of foreign exchange rate changes on cash......................................     (298)       (69)        94
                                                                                       ------------------------------
Net increase (decrease) in cash......................................................    3,207      7,620       (618)
Cash and cash equivalents, beginning of year.........................................      703      3,910     11,530
                                                                                       ------------------------------
Cash and cash equivalents, end of year...............................................  $ 3,910   $ 11,530    $10,912
                                                                                       ==============================

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements


1. The Company and Summary of Significant Accounting Policies:

The Company

    Dendrite International, Inc. and Subsidiaries (the "Company") provides comprehensive Electronic Territory Management solutions used to manage, coordinate and control the activities of large sales forces in complex selling environments, primarily within the ethical pharmaceutical industry. The Company's solutions combine proprietary software products with extensive system support services.

Summary of Significant Accounting Policies

Principles of Consolidation

    The consolidated financial statements include the accounts of Dendrite International, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," substantially all assets and liabilities of the Company's wholly owned subsidiaries are translated at their respective period-end currency exchange rates and revenues and expenses are translated at average currency exchange rates for the period. The resulting translation adjustments are accumulated in a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in other expense (income) on the accompanying statements of operations and are immaterial in each year.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

    The Company recognizes one-time license fees as revenue using the percentage-of-completion method over a period of time that commences on the date of delivery of the software to the licensee and ends on the date that initial customization, as defined in each contract, is completed. Recognition of one-time license fee revenue in contracts with customer acceptance provisions does not commence until such time as the acceptance provisions are satisfied. Revenues from initial customization are recognized using the percentage-of-completion method, regardless of whether the contract contains customer acceptance provisions since such services are stated separately, priced on a time-and-materials basis and are due to the Company regardless of whether the license contract is accepted. The Company's software licensing agreements provide for a warranty period (typically 90 days). The portion of the license fee associated with the warranty period is unbundled from the license fee and is recognized ratably over the warranty period.

    The Company recognizes license fees from capitation agreements ratably over the term of the agreements. Capitation agreements provide customers with unlimited use of the licensed software and entitle them to future upgrades and enhancements of the licensed software that may become available during the term of the agreement.

    The Company recognizes license fees from certain third-party software embedded into the product as the Company becomes obligated to pay them. The cost of third-party software is included in cost of license fees in the accompanying statements of operations. For the years ended December 31, 1995 and 1996, the Company recorded $362,000 and $112,000 respectively, of license fees and $302,000 and $93,000, respectively, of cost of license fees relating to third-party software.

    Revenues from services are recognized as the services are performed. Revenues from customer maintenance, support and data server rental agreements are recognized ratably over the agreements.

    Services are generally provided under multiyear contracts. The contracts specify the payment terms, which are generally over the term of the contract and generally provide for termination in the event of breach, as defined in the contract.

Deferred Revenues

    Deferred revenues represent amounts collected from or invoiced to customers in excess of revenues recognized. Such amounts are recognized as revenue when the related significant performance obligations have been satisfied.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Supplemental Cash Flow Information

    For the years ended December 31, 1994, and 1995, the Company paid interest of $33,000, and $10,000 respectively. For the years ended December 31, 1994, 1995 and 1996, the Company paid income taxes of $620,000, $1,432,000 and $4,346,000, respectively.

    The following table lists noncash assets that were acquired and liabilities that were assumed as a result of the acquisition discussed in Note 2:

    Noncash assets:
      Accounts receivable.........................................   $  823,000
      Prepaid expenses............................................       31,000
      Property and equipment......................................       91,000
      Goodwill....................................................      860,000
                                                                     ----------
                                                                      1,805,000
    Assumed liabilities:
      Accounts payable............................................     (488,000)
      Accrued compensation and benefits...........................     (250,000)
      Other accrued expenses......................................     (613,000)
      Deferred revenues...........................................     (129,000)
                                                                     ----------
        Net noncash assets acquired...............................      325,000
    Write-off of in-process research and development..............    2,640,000
                                                                     ----------
        Cash paid, net of cash acquired...........................   $2,965,000
                                                                     ==========


Short-Term Investments

    Effective January 1, 1995, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company invests in highly rated corporate bonds and municipal bonds. At December 31, 1995 and 1996, all marketable securities have been classified as available-for-sale. Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses, computed using specific identification, and declines in value determined to be permanent are recognized in the statement of operations.

Property and Equipment

    Fixed assets are stated at cost. Depreciation and amortization are provided generally on the straight-line basis over the estimated useful lives of the respective assets, which range from 3 to 15 years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the lease terms, whichever are shorter. Maintenance, repairs and minor replacements are charged to expense as incurred.

Capitalized Software Development Costs

    In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes certain costs related to the development of new software products or the enhancement of existing software products for sale or license. These costs are capitalized from the point in time that technological feasibility has been established, as evidenced by a working model or a detailed working program design, to the

                                   Dendrite International, Inc. and Subsidiaries


    point in time that the product is available for general release to customers. Capitalized software development costs are amortized on a product by product basis over the greater of the ratio of current revenues to total anticipated revenues or on a straight-line basis over the estimated economic lives of the products (no longer than four years), beginning with the release to the customer. Research and development costs incurred prior to establishing technological feasibility and costs incurred subsequent to general product release to customers are charged to expense as incurred. The Company continually evaluates whether events or circumstances have occurred that indicate that the remaining useful life of the capitalized software development costs should be revised or that the remaining balance of such assets may not be recoverable. As of December 31, 1996, management believes that no revisions to the remaining useful life or write-down of capitalized development costs is required.

    Capitalized software development costs are net of accumulated amortization of $1,202,000 and $1,941,000 at December 31, 1995 and 1996, respectively.
    The Company capitalized software development costs of $800,000, $849,000 and $1,296,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Amortization expense for the years ended December 31, 1994, 1995 and 1996, was $473,000, $410,000 and $739,000, respectively, and is included in cost of license fees in the accompanying statement of operations.

Intangible Assets

    Intangible assets (primarily acquired applications software) had been amortized on a straight-line basis. These assets were fully amortized at December 31, 1994. Amortization expense for the year ended December 31, 1994, was $977,000 and is included in cost of license fees in the accompanying statement of operations.

    Goodwill of $860,000 is being amortized on a straight-line basis over five years (see Note 2). Amortization expense for the year ended December 31, 1996, was $113,000.

Impairment of Long-Lived Assets

    In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company reviews its long-lived assets, including property and equipment, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value.

Income Taxes

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates that are expected to be in effect when the differences reverse.

    At December 31, 1996, there were approximately $4,308,000 of accumulated undistributed earnings of subsidiaries outside the United States that are considered to be reinvested indefinitely. If such earnings were remitted to the Company, applicable U.S. federal income and foreign withholding taxes may be partially offset by foreign tax credits.

Major Customers

    The Company derived revenues of approximately 28%, 14% and 12% from Pfizer, Inc., Eli Lilly and Company, and Johnson & Johnson, respectively, for the year ended December 31, 1994. The Company derived revenues of approximately 31%, 14% and 11% from Pfizer, Inc., Rhone-Poulenc Rorer, Inc. and Eli Lilly and Company, respectively, for the year ended December 31, 1995. The Company derived revenues of approximately 36%, 14% and 8% from Pfizer, Inc. Rhone-Poulenc Rorer, Inc. and Eli Lilly and Company, respectively, for the year ended December 31, 1996.

Concentration of Credit Risk

    Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash balances and trade receivables. The Company invests its excess cash with large banks. The Company's customer base principally comprises companies within the ethical pharmaceutical industry. The Company does not require collateral from its customers.

Net Income (Loss) Per Share

    Net income (loss) per share was calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the respective periods adjusted for the diluted effect of common stock equivalents, which consists of stock options using the treasury stock method. For 1994 and 1995, the calculation of the shares used in computing net income per share also includes 5,607,000 shares of Series A Convertible Preferred Stock, which converted into 5,607,000 shares of Common Stock upon the consummation of the initial public offering, as if they were converted to Common Stock on their original date of issuance.

2. Acquisition:

    On May 1, 1996, the Company acquired 100% of the capital stock of SRCI, S.A.
    (SRCI) for approximately $3,198,000 and transaction costs of $302,000. The purchase was accounted for under the purchase method of accounting, whereby the purchase price is allocated to the assets acquired and liabilities assumed of SRCI based on their fair market values at the acquisition date. The excess of purchase price over the fair value of net assets acquired was assigned to identifiable intangibles. The Company assigned $2,640,000 to in-process research and development and such amount was written-off in the accompanying statement of operations. The Company also recorded $860,000 as goodwill. SRCI's results of operations have been included in the Company's consolidated financial statements from the date of acquisition.

3. Property and Equipment:

                                                              December 31,
    ----------------------------------------------------------------------------
                                                           1995          1996
    Computer hardware and other equipment............  $ 3,504,000  $ 4,039,000
    Furniture and fixtures...........................    1,465,000    1,724,000
    Leasehold improvements...........................      670,000      743,000
                                                       -------------------------
                                                         5,639,000    6,506,000
    Less--Accumulated depreciation and amortization..   (2,037,000)  (3,115,000)
                                                       -------------------------
                                                       $ 3,602,000  $ 3,391,000
                                                       =========================

4. Revolving Line of Credit:

    The Company has a $5,000,000 revolving line of credit agreement with a bank which provides for borrowings up to $1,000,000 in local currencies directly with the Company's overseas subsidiaries and is available to finance working capital needs and possible future acquisitions. The line of credit is secured by substantially all of the Company's assets and requires, among other covenants, that the Company maintain a minimum net worth, measured quarterly, which is equal to the Company's net worth as of December 31, 1994, plus 50% of the Company's net income earned after December 31, 1994, and plus the net proceeds of any stock offerings. This covenant has the effect of limiting the amount of cash dividends the Company may pay. As of December 31, 1996, approximately $1,391,000 was available for the payment of dividends under this covenant.

5. Income Taxes:

                                                    Year Ended December 31,
    ----------------------------------------------------------------------------
                                               1994        1995         1996
                                            ------------------------------------
    Domestic............................    $1,908,000  $7,195,000  $(1,211,000)
    Foreign.............................     1,997,000     486,000      (57,000)
                                            ------------------------------------
                                            $3,905,000  $7,681,000  $(1,268,000)
                                            ====================================

                                   Dendrite International, Inc. and Subsidiaries


The components of income before income taxes were as follows:

                                                  Year Ended December 31,
--------------------------------------------------------------------------------
                                              1994         1995         1996
                                           -------------------------------------
Current Provision:
 Federal.........................          $  456,000   $2,191,000   $ 575,000
 State...........................                  --           --          --
 Foreign.........................           1,004,000    1,073,000     373,000
                                           -------------------------------------
                                            1,460,000    3,264,000     948,000
                                           -------------------------------------
Deferred Provision (Benefit):
 Federal.........................             144,000       44,000    (149,000)
 State...........................             158,000      542,000     102,000
 Foreign.........................            (184,000)    (863,000)   (257,000)
                                           -------------------------------------
                                              118,000     (277,000)   (304,000)
                                           -------------------------------------
                                           $1,578,000   $2,987,000  $  644,000
                                           =====================================

The reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate is as follows:

                                                 Year Ended December 31,
--------------------------------------------------------------------------------
                                             1994          1995           1996
                                           -------------------------------------
Federal statutory tax rate..............     34.0%         34.0%         (34.0)%
Impact of foreign subsidiaries
subject to higher tax rates.............      3.6           0.2            0.2
Impact of enacted change in German
tax rates on deferred tax assets........       --            --            4.6
State income taxes, net of federal
tax benefit.............................      2.7           4.3           (5.0)
Nondeductible expenses..................      0.6           0.4            3.8
Write-off of in-process research and
development.............................       --            --           81.1
Tax credits utilized....................     (0.5)           --             --
                                           -------------------------------------
                                             40.4%         38.9%          50.7%
                                           =====================================

The tax effect of temporary differences as established in accordance with SFAS No. 109 that give rise to deferred income taxes is as follows:


                                                              December 31,
--------------------------------------------------------------------------------
                                                       1995              1996
                                                   -----------------------------
Gross deferred tax asset:

  Depreciation and amortization................... $   225,000      $     4,000
  Foreign net operating loss......................   1,069,000        1,549,000
  Accruals and revenues not currently deductible..     219,000          365,000
  Other...........................................     115,000          242,000
                                                   -----------------------------
                                                   $ 1,628,000      $ 2,160,000
                                                   -----------------------------
Gross deferred tax liability:
  Capitalized software development costs.......... $  (791,000)     $  (971,000)
  Other..........................                   (1,195,000)      (1,243,000)
                                                   -----------------------------
                                                   $(1,986,000)     $(2,214,000)
                                                   =============================

The Company has recorded a deferred tax asset of $1,549,000 reflecting the benefit of approximately $3,893,000 in foreign loss carryforwards, which expire in varying amounts between 1999 and 2000. Realization is dependent on generating sufficient foreign taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

6. Equity Plans:

    The Company has two stock option plans that provide for the granting of options, the awarding of stock and the purchase of stock. As of December 31, 1996, 1,600,000 shares of Common Stock have been reserved for issuance under these plans, of which 541,673 shares were available for future grants.

Stock Option Plans

    Options granted under the two stock option plans generally vest over a four-year period and are exercisable over a period not to exceed ten years both as determined by the Board of Directors. Incentive stock options are granted at fair value, as determined by the Board of Directors and prior to the initial public offering supported by an independent appraisal. Nonqualified options are granted at exercise prices determined by the Board of Directors. Subsequent to the initial public offering, incentive stock options and nonqualified options are granted at fair value, based upon the price of the stock as quoted by the Nasdaq National Market.

    Information with respect to the options under the two stock option plans is as follows:

                                                    Exercise Price   Aggregate
                                          Shares      Per Share       Proceeds
--------------------------------------------------------------------------------
    Outstanding December 31,1993          525,000   $  .625-$ 1.00  $   401,250
      Granted                             274,500   $ 2.70 -$ 2.95      778,650
      Exercised                           (52,500)  $  .625-$ 1.00      (33,750)
      Canceled                           (107,500)  $  .625-$ 2.70      (80,375)
                                         ---------------------------------------
    Outstanding December 31, 1994         639,500   $  .625-$ 2.95    1,065,775
      Granted                              64,000   $10.00 -$19.25      927,000
      Exercised                           (88,750)  $ 0.625-$ 2.70      (80,438)
      Canceled                            (30,000)  $ 2.70              (81,000)
                                         ---------------------------------------
    Outstanding December 31, 1995         584,750   $  .625-$19.25    1,831,337
      Granted                             224,000   $16.312-$31.50    5,711,726
      Exercised                          (184,250)  $  .625-$10.00     (256,138)
      Canceled                            (58,750)  $ 2.70-$31.50    (1,021,855)
                                         ---------------------------------------
    Outstanding December 31, 1996         565,750   $  .625-$31.50  $ 6,265,070
                                         =======================================



    At December 31, 1996, there were 209,625 options exercisable at $.625-$19.25 per share. The aggregate exercise price of these options was $391,938 as of December 31, 1996.

    The Company adopted the disclosure requirement of SFAS No. 123, "Accounting for Stock-Based Compensation," effective for the Company's December 31, 1996 financial statements. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost has been computed for the stock option plans based on the intrinsic value of the stock option at the date of grant, which represents the difference between the exercise price and the fair value of the Company's stock. As the exercise price of the stock options equaled the fair value of the Company's stock at the date of option issuance, no compensation cost has been recorded in the accompanying statements of operations. Had compensation cost for the two option plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income
    (loss) per share would have been adjusted to the following pro forma amounts:

                                                        Year Ended December 31,
--------------------------------------------------------------------------------

                                                          1995          1996
                                                      --------------------------
    Net income (loss):           As reported......    $4,694,000    $(1,912,000)
                                 Pro forma........    $4,597,000    $(2,404,000)
    Net income (loss) per share: As reported......    $      .45    $      (.17)
                                 Pro forma........    $      .44    $      (.22)

                                   Dendrite International, Inc. and Subsidiaries


    Because the SFAS No. 123 method of accounting is not required to be applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The weighted average fair value of options granted was $9.81 and $17.33 for the years ended December 31, 1995 and 1996, respectively.

    Information with respect to the options outstanding under the two stock option plans at December 31, 1996 is as follows:

                                                                      Weighted        Weighted Average
                                                 Exercise Price       Average            Remaining
    Period Issued                   Shares          Per Share     Exercise Price      Contractual Life
    ----------------------------------------------------------------------------------------------------
    Prior to January 1, 1995...     340,250     $  .625-$ 2.95        $ 2.03                7.2
    During 1995................      24,500     $10.00 -$19.25        $12.58                8.5
    During 1996................     201,000     $16.31 -$31.50        $26.17                9.5

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1995 and 1996: risk-free interest rates ranging from 5.4% to 6.9% based on the rate in effect on the date of grant; no expected dividend yield; expected lives of 6.0 years for the options; and expected volatility of 70%.

Employee Stock Purchase Plan

    The Company maintained an Employee Stock Purchase Plan that allowed full-time employees with two years of service the opportunity to purchase shares of the Company's common stock at fair value on dates determined by the Board of Directors, up to a maximum of 10% of their eligible compensation or $20,000, whichever was less. This plan was terminated immediately prior to the consummation of the initial public offering.

Anniversary Stock Plan

    The Company grants 200 shares of the Company's common stock to all employees in July following their fifth anniversary of employment. The cost of the anniversary stock plan is accrued over the employment period of the employees.

7. Savings Plans:

    The Company maintains Employee Savings Plans (the "Plans") that cover substantially all of its full-time U.S. and U.K. employees. All eligible employees may elect to contribute a portion of their wages to the Plans, subject to certain limitations. In addition, the Company contributes to the Plans at the rate of 50% of the employee's contributions up to a maximum of 3% of the employee's salary. The Company's contributions to the Plans were $138,000, $197,000 and $222,000 in the years ended December 31, 1994, 1995 and 1996, respectively.

    The Company also maintains a noncontributory pension plan that covers substantially all of its full-time Japanese employees. All contributions to this pension plan are made by the Company in accordance with prescribed statutory requirements. The Company's contributions to the Plan were $27,000, $40,000 and $56,000 for the years ended December 31, 1994, 1995 and
    1996, respectively.

8. Commitments and Contingencies:

    The Company leases office facilities and equipment under various operating leases with remaining noncancelable lease terms generally in excess of one year. Rent expense was $2,257,000, $3,849,000 and $3,709,000 in 1994, 1995
    and 1996, respectively. Future minimum rental payments at December 31, 1996, on these leases are as follows:

    1997............................................................  $3,805,000
    1998............................................................   3,425,000
    1999............................................................   2,725,000
    2000............................................................     575,000
    2001............................................................     429,000
    2002 and thereafter.............................................     752,000
                                                                     -----------
                                                                     $11,711,000
                                                                     ===========

    From time to time the Company is involved in certain legal actions arising in the ordinary course of business. In the Company's opinion, the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations.

9. Related-Party Transactions:

      The Company paid approximately $93,000, $126,000 and $78,000 in the years ended December 31, 1994, 1995 and 1996, respectively, to an entity owned by the President and Chief Executive Officer of the Company for rental and usage of an aircraft.

      The Company paid approximately $183,000, $666,000 and $184,000 in the years ended December 31, 1994, 1995 and 1996, respectively, to a law firm of which one of the former directors of the Company is a member.

10. Geographic Segment Data:

      The Company operates in one business segment. The following table presents information about the Company's operations by geographic area:

                                                 Year Ended December 31,
--------------------------------------------------------------------------------
                                            1994          1995           1996
                                       -----------------------------------------
      Revenues:
        License fees:
         United States
          Domestic...................  $ 3,228,000   $ 1,197,000    $ 1,896,000
          Export
           Europe....................    3,115,000     3,800,000      5,650,000
           Japan.....................      568,000       591,000        419,000
           Other Foreign.............        6,000       454,000        809,000
                                       -----------------------------------------
                                         6,917,000     6,042,000      8,774,000
                                       -----------------------------------------
        Services:
         United States...............   18,819,000    26,843,000     29,747,000
         Europe......................    9,318,000    15,764,000     22,719,000
         Japan.......................    4,102,000     4,780,000      3,086,000
         Other Foreign...............      270,000       693,000      1,920,000
                                       -----------------------------------------
                                        32,509,000    48,080,000     57,472,000
                                       -----------------------------------------
                                       $39,426,000   $54,122,000    $66,246,000
                                       =========================================
       Operating income (loss):
        United States................  $ 2,263,000   $ 6,692,000    $(1,940,000)
        Europe.......................    1,071,000      (566,000)      (752,000)
        Japan........................      830,000       866,000        301,000
        Other Foreign................       65,000       178,000        347,000
                                       -----------------------------------------
                                        $ 4,229,000  $ 7,170,000    $(2,044,000)
                                       =========================================
       Identifiable assets:
        United States................  $12,858,000   $35,583,000    $35,911,000
        Europe.......................    5,727,000     7,859,000     10,802,000
        Japan........................    1,717,000     1,474,000      1,453,000
        Other Foreign................      178,000       351,000      1,049,000
                                       -----------------------------------------
                                       $20,480,000   $45,267,000    $49,215,000
                                       =========================================


Report of Independent Public Accountants
                                   Dendrite International, Inc. and Subsidiaries


    To Dendrite International, Inc.:

    We have audited the accompanying consolidated balance sheets of Dendrite International, Inc. (a New Jersey corporation) and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dendrite International, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                   ARTHUR ANDERSEN LLP


    Philadelphia, Pa.,
     February 7, 1997

Selected Quarterly Operating Results


                                   Dendrite International, Inc. and Subsidiaries


    The following table sets forth certain unaudited consolidated statement of operations data expressed in dollars for the eight most recently ended fiscal quarters. This data has been derived from unaudited consolidated financial statements of the Company that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation in accordance with generally accepted accounting principles. The Company's results of operations for a particular quarter are not necessarily indicative of the results of operations for any future period. The Company's quarterly results have varied considerably in the past and are likely to vary from quarter to quarter in the future.

                                 Quarters Ended
---------------------------------------------------------------------------------------------------------------------
                                                       1995                                   1996
                                      -------------------------------------------------------------------------------
                                      March 31, June 30,  Sept. 30, Dec. 31,  March 31, June 30,  Sept. 30, Dec. 31,
                                      -------------------------------------------------------------------------------
                                                          (in thousands, except per share data)
Statement of Operations Data:
Revenues:
      License fees                    $ 1,030   $ 1,312   $ 1,275   $ 2,425   $ 1,873   $ 2,241   $ 3,532   $ 1,128
      Services                         10,143    11,290    13,107    13,540    12,351    15,019    15,065    15,037
                                      ------------------------------------------------------------------------------
                                       11,173    12,602    14,382    15,965    14,224    17,260    18,597    16,165
                                      ------------------------------------------------------------------------------
    Costs of Revenues:
      Cost of license fees                126        88       107       391       185       184       185       278
      Cost of services                  4,667     4,991     5,678     5,808     5,782     7,011     7,112     9,727
                                      ------------------------------------------------------------------------------
                                        4,793     5,079     5,785     6,199     5,967     7,195     7,297    10,005
                                      ------------------------------------------------------------------------------
        Gross margin                    6,380     7,523     8,597     9,766     8,257    10,065    11,300     6,160
                                      ------------------------------------------------------------------------------
    Operating Expenses:
      Selling, general, and
        administrative                  5,112     5,000     5,001     6,139     5,235     6,764     6,817     7,624
      Write-off of in-process
        Research and
        development                        --        --        --        --        --     2,640        --        --
      Research and development            833     1,131     1,413       467     1,520     1,480     2,115     3,632
                                      ------------------------------------------------------------------------------
                                        5,945     6,131     6,414     6,606     6,755    10,884     8,932    11,256
                                      ------------------------------------------------------------------------------
        Operating income (loss)           435     1,392     2,183     3,160     1,502      (819)    2,368    (5,096)
    Interest expense                       --         5         5         5         3         3         3         3
    Other expense (income)                (28)     (147)     (176)     (175)     (237)     (176)     (386)       11
                                      ------------------------------------------------------------------------------
        Income (loss) before
          income taxes (benefit)          463     1,534     2,354     3,330     1,736      (646)    2,751    (5,110)
    Income taxes (benefit)                185       615       925     1,262       661       765     1,066    (1,847)
                                      ------------------------------------------------------------------------------
    Net income (loss)                 $   278   $   919   $ 1,429   $ 2,068   $ 1,075   $(1,411)  $ 1,685   $(3,263)
                                      ------------------------------------------------------------------------------
    Pro forma net income
      (loss) per share                   $.03      $.10      $.13      $.19      $.10     $(.13)     $.15     $(.29)
                                      ==============================================================================
    Shares used in computing
      pro forma net income
      (loss) per share                  9,621     9,610    11,088    11,134    11,246    11,121    11,489    11,159
                                      ==============================================================================

Price Range of Common Stock


    The Company's Common Stock is traded in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "DRTE". The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by the Nasdaq National Market.

                                                                 High      Low
--------------------------------------------------------------------------------
    Quarter Ended March 31, 1996..............................  $ 22.50  $16.125
    Quarter Ended June 30, 1996...............................    34.50   22.50
    Quarter Ended September 30, 1996..........................    34.00   22.50
    Quarter Ended December 31, 1996...........................    30.375   7.875

    As of March 14, 1997, there were 95 holders of record of Common Stock. The Company has never paid cash dividends on the Common Stock and has no present plans to do so.

Corporate Information             Dendrite International, Inc. and Subsidiaries


Board of Directors

John E. Bailye
Chairman, President and
Chief Executive Officer
Dendrite International, Inc.

Bernard M. Goldsmith
Managing Director
The Update Group

Paul A. Margolis
President
Longworth Management Company, Inc.

John H. Martinson
Managing Partner
Edison Venture Fund

Executive Officers

John E. Bailye
Chairman, President and
Chief Executive Officer

R. Bruce Savage
Executive Vice President and
Chief Operating Officer

Jean LaHaie
Senior Vice President

Teresa Winslow
Senior Vice President

Charles Warczakowski
Vice President, Finance;
Assistant Secretary and Treasurer

Christopher J. French
Vice President
General Counsel; and Secretary

Corporate Headquarters/America

1200 Mount Kemble Avenue
Morristown, NJ 07960-6797
United States of America
(201) 425-1200

Worldwide Offices

Consumer Business Division

Dendrite France S.A.
1 Place Charles de Gaulle
Immeuble Central-Bat. A
78180 Montigny-le-Bretonneux
France

Health Care Division

Dendrite France S.A.
1 Place Charles de Gaulle
Immeuble Central-Bat. A
78180 Montigny-le-Bretonneux
France

Dendrite U.K. Ltd.
Forum One
Station Road
Theale, Berkshire RG7 4RA
United Kingdom

Dendrite Espana
Balmes, 114
08008 Barcelona
Spain

Dendrite Belgium
rue de l'Etuve 52
1000 Brussels
Belgium

Dendrite Deutschland GmbH
Europarc
Heinrich-Hertz-Strasse 6
50170 Kerpen
Germany

Dendrite Italia S.r.l.
Via Melchiorre
Gioia N. 168
20125 Milan
Italy

Dendrite Japan K.K.
Koike Koraibashi Bldg.
1-3-4 Koraibashi, Chuo-ku
Osaka 541
Japan

Dendrite Brazil Ltda.
Rua do Rocio,
291-2o Andar - Cj. 21
Vila Olimpia - Sao Paulo-SP 04552-000
Brazil

Dendrite PTY Ltd.
Suite 504, 4 Help Street
Chatswood, NSW 2067
Australia

Dendrite New Zealand Ltd.
Elders House, 3rd Floor
60 Khyber Pass Road
Auckland 1
New Zealand

Stock Listing

NASDAQ National Market System
Symbol: DRTE

Form 10-K

Copies of the Company's 1996 annual report on Form 10-K, as filed with the Securities and Exchange Commission, are available without charge upon written request to Charles Warczakowski, Vice President, Finance; Assistant Secretary and Treasurer, Dendrite International, Inc., 1200 Mount Kemble Avenue, Morristown, NJ 07960-6797

Transfer Agent and Registrar

Continental Stock Transfer &
Trust Company
2 Broadway
New York, New York 10004
(212) 504-4000

Information Requests

To receive faxed information such as earnings announcements, press releases and other general information, please call Dendrite's On-Line Information Retrieval System at (800) 331-1217.

Inquiries from the investment community should be directed to Charles Warczakowski, Vice President, Finance at (201) 425-1200.

If you have questions concerning stock certificates, change of address, or other registered shareholder account matters, please contact Dendrite's transfer agent and registrar.

Annual Meeting of Shareholders

Dendrite Headquarters
1200 Mount Kemble Avenue
Morristown, New Jersey on
Tuesday, May 20, 1997 at 10:00 a.m.
local time.

[LOGO OF DENDRITE INTERNATIONAL, INC. APPEARS HERE]


1200 Mount Kemble Avenue
Morristown, NJ 07960-6797 USA
(201) 425-1200